U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

		☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended __________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

PART I - REGISTRANT INFORMATION

Black Bird Biotech, Inc.
Full Name of Registrant

Former Name, if Applicable

11961 Hilltop Road, Suite 22
Address of Principal Executive Office (Street and Number)

Argyle, Texas 76226
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In light of the lack of completion of the audit of the financial statements for the year ended December 31, 2023, the accountants could not complete the required financial statements, the auditors could not complete their review of the financial statements and periodic report, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV - OTHER INFORMATION
1.	Name and telephone number of person to contact in regard to this notification.

William E. Sluss	(833)	223-4204
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☐ Yes     ☒ No

Annual Report on Form 10-K for the Year Ended December 31, 2023

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Black Bird Biotech, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK BIRD BIOTECH, INC.

Date: May 16, 2023	By:	/s/ William E. Sluss
William E. Sluss Chief Financial Officer (Principal Financial Officer)

3